FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2004
Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME

(Translation of registrant’s name into English)
84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1. Press Release
SIGNATURES

QUILMES INDUSTRIAL (QUINSA), S.A.

Item

1.	Press Release entitled “ QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES 2004 FIRST QUARTER RESULTS”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Date: May 14, 2004	By:	/s/ Agustin Garcia Mansilla

Name: Agustin Garcia Mansilla
Title: Chief Executive Officer

84 Grand-Rue   •   Luxembourg
Tel: +352.473.884   •   Fax: +352.226.056

CONTACT:

Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4321-2744
FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES
2004 FIRST QUARTER RESULTS

LUXEMBOURG – MAY 12, 2004 — Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) (“Quinsa” or the “Company”) today announced its results for the three months ended March 31, 2004.

Results for the first quarter of 2003 consolidate the operations of Companhia de Bebidas das Américas (“AmBev”)’s Southern Cone assets (“ASCA”) for the months of February and March, following the closing of the strategic alliance between AmBev and Quinsa on January 31, 2003. Thus, AmBev’s beverage operations in Argentina, Paraguay and Uruguay have been consolidated as of that date.

Highlights for the First Quarter 2004

•	EBITDA increased 98% to US$ 91.5 million compared to the first quarter 2003, while EBITDA margin improved more than 12 percentage points to 43.9%

•	Beer sales volumes increased 15% to 4.4 million hectoliters

•	Net debt decreased US$ 75.6 million to US$ 127.7 million, from March 2003

•	Net profit after tax improved to US$ 27.6 million, or US$ 0.222 per share, compared to US$ 1.0 million, or US$ 0.008 per share for the first quarter 2003

Financial review – First Quarter 2004

Beer volume sales increased to 4,446,000 hectoliters from 3,863,000 hectoliters a year earlier, due to both continued volume growth in Argentina and Bolivia, and strong recoveries in Paraguay and

Uruguay. Volumes for soft drinks increased approximately 6% compared to a year earlier, fuelled by good performances in both Argentina and Uruguay.

Domestic volume breakdown (thousands of hectoliters)

	Three months to
	March 31, 2004	March 31, 2003 (*)
Argentina beer	3,144	2,813
Argentina CSD, and other beverages	1,658	1,569
Bolivia	499	409
Chile	106	142
Paraguay beer	530	389
Uruguay beer	161	101
Uruguay (CSD&W)	71	46
Exports & other, net	6	16
TOTAL	6,175	5,485

(*) Beer volumes for Argentina, Paraguay and Uruguay include volumes of the former AmBev operations only for February and March of 2003. These operations were consolidated as of January 31, 2003.

Net sales increased to US$ 208.3 million from US$ 148.0 a year earlier, principally due to higher prices in Argentina and volume increases in Argentina, Bolivia, Paraguay and Uruguay. The following is a breakdown of sales by business:

Revenues breakdown (millions of dollars)

	Three months to
	March 31, 2004	March 31, 2003 (*)
Argentina beer	98.7	64.7
Argentina CSD, and other beverages	43.7	34.4
Bolivia	24.7	20.8
Chile	6.8	6.7
Paraguay beer	25.3	15.1
Uruguay beer	7.1	4.3
Uruguay (CSD&W)	2.3	1.6
Other (net)	(0.3)	0.4
TOTAL	208.3	148.0

(*) Beer volumes for Argentina, Paraguay and Uruguay include volumes of the former AmBev operations only for February and March of 2003. These operations were consolidated as of January 31, 2003.

Gross profit increased 79.1% to US$ 120.7 million from US$ 67.4 million a year earlier. This was largely the result of higher volume sales and also price increases, particularly in Argentina and Paraguay. Further, the cost of raw materials per hectoliter was virtually unchanged compared to last year, despite increases in commodity prices. The successful implementation of industrial synergies throughout last year was a determinant factor in terms of cost control. Thus, gross margin increased to 58.0% compared to 45.5% in 2003.

Selling and marketing expenses increased to US$ 41.6 million from US$ 35.1 million in 2003, principally due to an increase in advertising and promotion expenses in Argentina and Bolivia. In addition, transportation expenses increased as a result of the extension of direct sales and higher transportation costs.

Administrative and general expenses declined 5.4% to US$ 8.7 million despite two adverse effects: last year the Company consolidated only 2 months of the former AmBev’s operations, and also local currencies appreciated significantly in Argentina and Paraguay. The effect of the latter is particularly important on salaries, the largest single component of administrative expenses, since it increases payroll as measured in dollar terms. Administrative headcount, however, declined 12% over the 12 months to March 31, 2004.

As a result of these variations, operating profit for the first quarter 2004 was US$ 70.4 million, a very large improvement on the US$ 23.0 million for the same quarter last year. EBITDA nearly doubled to US$ 91.5 million from US$ 46.1 million in 2003.

Net interest expense declined to US$ 4.6 million from US$ 5.4 million a year earlier. This was the result of both a US$ 85.0 million reduction of gross debt and lower international base rates. The translation effect on the Company’s balance sheet for the first quarter 2004 was a profit of US$ 1.7 million, compared to US$ 7.8 million last year. This was principally the result of a continued appreciation of the Argentine peso, albeit at a smaller rate of appreciation.

Other expense, net of other income, was US$ 6.8 million, compared to US$ 4.2 million for the first quarter 2003. Contributing to this increase were higher severance payments and taxes on banking transactions in Argentina.

Income taxes for the first quarter 2004 reflect the weighted average corporate tax rate for each of our countries of operation, after certain adjustments to net profit before tax, such as goodwill amortization, which is not tax-deductible. Further, the appreciation of the Argentine peso has resulted in a profit being reflected in the Company’s local subsidiary’s books, as its dollar-denominated debt declined in local currency terms. This had the effect of increasing the consolidated effective tax rate, since dollar-denominated debt remains the same in dollar terms on Quinsa’s consolidated accounts.

Consolidated profit for the first quarter 2004 was US$ 27.6 million, or US$ 0.222 per share, compared to US$ 1.0 million, or US$ 0.008 per share, in 2003.

Total shareholders’ equity and minority interest increased to US$ 902.3 million as of March 31, 2004, from US$ 826.8 million as of March 31, 2003. The Company’s net debt position — total bank debt net of cash and short-term investments — was US$ 127.7 million as of March 31, 2004, compared to US$ 203.3 million a year ago. This was accomplished while investing a further US$ 72 million in the repurchase of Quinsa’s own shares and in the acquisition of shares in our subsidiaries from minorities, over the past 12 months. The long-term debt portion of total bank debt was US$ 234.2 million, compared to US$ 78.8 million a year ago, reflecting the successful conclusion of negotiations with bank creditors to enhance the debt profile.

Capital expenditures, excluding acquisitions, reached US$ 7.5 million during the first quarter of 2004 and US$ 7.9 million for the same period in 2003. Approximately half of these investments were related to the acquisition of bottles and crates.

MARKETS

ARGENTINA:

Beer: Total volume sales, including exports, increased 12.2% to 3.2 million hectoliters. The Company’s market share increased 1.6 points compared to the fourth quarter 2003, of which 1.1 points were due to our flagship Quilmes Cristal brand, allowing us to accomplish figures of 79.5% in terms of volume and 79.9% in terms of value for the first quarter this year, according to Nielsen.

Net revenues increased to US$ 98.7 million for the first quarter this year compared to US$ 64.7 million last year. This improvement largely reflects the price increases introduced in March and September of 2003, and February of 2004, for approximately 33% on average. Also contributing to the increase was the Company’s market share performance, which led to higher volume sales, and an appreciation of the peso relative to the U.S. dollar of approximately 6%.

The combination of higher revenues and strong cost controls resulted in a much improved financial performance. Total headcount for the consolidated Argentine business, for example, declined 10% over the 12 months to March 2004. Thus, despite increases in advertising and transportation, the latter in turn the result of a larger direct sales operation and higher fuel costs, EBITDA more than doubled to US$ 50.1 million for the first quarter 2004, compared to US$ 24.1 million for 2003.

In terms of the sale of certain brands and fixed assets mandated by the Anti-Trust Commission upon their approval of the Company’s association with Ambev, the process is still stopped pending a decision from the Argentine courts regarding our local competitors’ right to acquire those assets.

Operating Highlights

	1 Q 2004	1 Q 2003(*)(#)
Total volumes (hectoliters)	3,164,000	2,821,000
Net revenues (US$ mm)	98.7	64.7
Operating profit (US$ mm)	40.1	13.3
EBITDA (US$ mm)	50.1	24.1
EBITDA margin	50.7%	37.3%

(*) These figures are net of agribusiness to make them comparable

(#) Volumes include those of the former AmBev operations only for February and March, 2003. These operations were consolidated as of January 31, 2003.

Soft Drinks: Volumes for soft drinks and other beverages increased 5.1% to 1,658,000 hectoliters, compared to the first quarter last year. The Company has continued to focus on financial performance, and has been particularly successful in managing costs. In that respect, the full merge of this business into the beer business has allowed for substantial margin improvements.

Net sales were US$ 43.7 million, compared to US$ 34.4 million in the first quarter 2003. This was principally due to price increases introduced over the past twelve months and to an appreciation of the Argentine peso. In fact, average pricing was actually 7% higher than for the fourth quarter 2003. The volume increase also contributed to higher revenues.

As a result of these developments, EBITDA increased to US$ 7.5 million from US$ 4.0 million last year, despite a significant increase in advertising and promotion expense.

Operating Highlights

	1 Q 2004	1 Q 2003
Total volumes (SD&W, and functional beverages — in hl)	1,658,000	1,569,000
Net revenues (US$ mm)	43.7	34.4
Operating profit (US$ mm)	4.0	(0.1)
EBITDA (US$ mm)	7.5	4.0
EBITDA margin	17.2%	11.6%

The Company’s Argentine water business, conducted principally through its association with Nestlé Waters, continued to perform extremely well, with total volumes reaching 450,000 hectoliters, a 27% increase compared to the first quarter 2003. Thus, market share has posted a record 30.3% for the first quarter, according to Nielsen.

BOLIVIA:

Domestic volume sales increased 22% during the first quarter 2004, reaching 499,000 hectoliters compared to 409,000 hectoliters for the same period in 2003. This performance reflects strong market growth, since market share was stable.

Net revenues increased 19% to US$ 24.7 million, as a result of the increase in volumes. A better brand mix partially compensated for the effect of a local currency devaluation on prices, resulting in a decline of only 2% in dollar terms. The Company continued to focus on cost reductions, as headcount was reduced by 9% over the past twelve months. Further, total cash costs, excluding advertising, declined 10% in local currency compared to the first quarter 2003.

As a result of these actions, EBITDA increased to US$ 13.5 million from US$ 10.1 million a year ago, despite a substantial increase in advertising expense.

Operating Highlights

	1 Q 2004	1 Q 2003
Total volumes (hectoliters)	501,000	411,000
Net revenues (US$ mm)	24.7	20.8
Operating profit (US$ mm)	10.8	7.4
EBITDA (US$ mm)	13.5	10.1
EBITDA margin	54.5%	48.6%

CHILE:

The Chilean beer market reverted its recent trend during the first quarter 2004, as volumes declined approximately 3% according to Company estimates. The change in trend would appear to have followed the price increases introduced in November 2003. Quinsa’s domestic beer volumes were 106,000 hectoliters compared to 142,000 last year. This was principally the result of having discontinued the sale of the Heineken brand in June 2003, while volumes for our proprietary brands Becker and Baltica declined 5.8%. Net revenues were US$ 6.8 million, virtually unchanged compared to last year despite the volume decline. This was the result of a 7% average price increase, in real terms, introduced during 2003 and a 25% appreciation of the Chilean peso relative to the U.S. dollar.

Maintaining a stable top line despite the large decline in volumes was crucial to the improvement in performance, as was the centralization of certain functions that are now performed in Argentina and other cost reductions. Among other things, headcount was reduced 14% over the past 12 months. Thus, despite the loss of the Heineken brand, that had contributed approximately 30% of the business’ profitability, EBITDA actually more than doubled compared to last year, reaching US$ 1.0 million for the quarter, compared to US$ 0.4 million last year.

Operating Highlights

	1 Q 2004	1 Q 2003
Total volumes (hectoliters)	107,000	142,000
Net revenues (US$ mm)	6.8	6.7
Operating loss (US$ mm)	0.5	(0.4)
EBITDA (US$ mm)	1.0	0.4
EBITDA margin	14.3%	6.0%

PARAGUAY:

The Paraguayan market has confirmed the recovery that had been hinted during the fourth quarter of 2003, as market volumes increased 26% compared to the first quarter 2003. This was the result of an improved economic climate and also of the conservative price policy followed by the Company. In fact, price increases were only related to the repositioning of brands within Quinsa’s portfolio.

Net revenues increased 67% to US$ 25.3 million, principally as a result of higher market volumes. Furthermore, a 16% appreciation of the guaraní and a better brand mix contributed to a significant increase in average pricing measured in U.S. dollars. The quarter also reflects the success of our synergies program, as headcount declined 33% and total cash costs, excluding advertising, declined 32% in real terms, in both cases compared to the first quarter 2003. These effects led to EBITDA almost tripling to US$ 14.7 million.

Operating Highlights (beer business)

	1 Q 2004	1 Q 2003 (#)
Total volumes (hectoliters)	530,000	389,000
Net revenues (US$ mm)	25.3	15.1(*	)
Operating profit (US$ mm)	12.2	3.2
EBITDA (US$ mm)	14.7	5.7
EBITDA margin	58.3%	39.0%

(*) reflects the reclassification of certain selling expenses by our Paraguayan beer business

(#) volumes include those of the former AmBev operations only for February and March, 2003. These operations were consolidated as of January 31, 2003.

URUGUAY:

Total domestic beer volume was 161,000 hectoliters, compared to 101,000 hectoliters during the first quarter 2003. This performance finally reflects a recovery in the Uruguayan beer market, since it is the first time since the year 2000 that market volumes increase during the first quarter, compared to the previous year. Soft drink volumes also posted strong growth, reaching 71,000 hectoliters compared to 46,000 hectoliters for the first quarter 2003. This performance allowed for an increase in market share and was the result of the successful launch of the 1.25-liter glass returnable bottle.

Net revenues increased to US$ 9.4 million compared to US$ 5.9 million last year, principally due to the increase in volumes.

This has allowed EBITDA to post very significant improvement, reaching US$ 3.0 million during the first quarter 2004, compared to US$ 0.1 million last year.

Also during the current year, the Company completed the spin-off of the water business from the beer business at Salus. This has allowed Quinsa to merge Salus’ beer operations with ours.

Operating Highlights

	1 Q 2004	1 Q 2003(#)
Total volumes (beer, hectoliters)	162,000	102,000
Total volumes (CSD&W, hectoliters)	71,000	46,000
Net revenues (US$ mm)	9.4	5.9
Operating profit (US$ mm)	2.1	(1.0)
EBITDA (US$ mm)	3.0	0.1
EBITDA margin	32.2%	1.7%

(#) volumes include those of the former AmBev operations only for February and March, 2003. These operations were consolidated as of January 31, 2003.

OTHER MATTERS:

Share buy-back program: The balance of the Company’s own shares held in Treasury as of this date is the following:

Class A shares	4,518,512
Class B shares	10,437,570

Shares outstanding, net of Treasury stock, are:

Class A shares	632,584,988
Class B shares	60,391,083

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company which controls 87.6 percent of Quilmes International (Bermuda) (“QIB”). The remaining stake is held by Beverage Associates (BAC) Corp. (“BAC”) and by Companhia de Bebidas das Americas – AmBev (“AmBev”).

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Chile, Paraguay and Uruguay the AmBev brands. Similarly, under the agreements, AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depository Shares, representing the Company’s Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.Quinsa.com

- Statistical Tables Follow -

Quilmes Industrial (Quinsa) S.A.
UNAUDITED CONSOLIDATED PROFIT AND LOSS STATEMENT -SUMMARY
(U. S. Dollars in millions, except per share amounts)

	Three month to March 31st
	2004	2003
Net sales	208.3	148.0
Cost of goods sold	(87.6)	(80.6)

Gross profit	120.7	67.4
Selling and marketing expenses	(41.6)	(35.1)
Administrative and general expenses	(8.7)	(9.3)

Operating profit	70.4	23.0
Interest income	1.6	2.4
Interest expense	(6.2)	(7.8)
Goodwill amortization	(5.4)	(4.6)
Translation income	1.7	7.8
Other expenses (net)	(6.8)	(4.2)

Earnings before taxes and minority interest	55.3	16.6
Income taxes	(22.2)	(14.5)
Minority interest	(5.5)	(1.1)
Net income	27.6	1.0
Net income (loss) per share(*)	0.222	0.008
Net income (loss) per ADR(*)	0.444	0.015
Depreciation	21.1	23.1
EBITDA	91.5	46.1
EBITDA margin	43.9%	31.3%

(*) Net income per share has been calculated on the basis of Actual Shares Outstanding at the end of each relevant period, net of shares repurchased by the Company. Actual Shares Outstanding are the sum of: (i) all Class B shares, and (ii) all Class A shares divided by ten, reflecting this Class’ claim on dividends and assets. As calculated in this way, the number of net shares outstanding were 124,462,974 and 131,760,522 as of March 31, 2004 and March 31, 2003, respectively. Net income per ADR is calculated on the basis of two net shares outstanding per ADR.

Quilmes Industrial (Quinsa) S.A.
UNAUDITED GEOGRAPHIC INFORMATION — SUMMARY
(U. S. Dollars in millions)

	Three months ended March 31st
	2004	2003
NET SALES
Argentina (beer)	98.7	64.7
Argentina (CSD & other)	43.7	34.4
Bolivia	24.7	20.8
Chile	6.8	6.7
Paraguay (beer & other)	25.8	15.7
Uruguay	9.4	5.9
Interarea sales and other adjustments	(0.8)	(0.2)

Total	208.3	148.0

	Three months ended March 31st,
	2004	2003
EBITDA
Argentina (beer)	50.1	24.1
Argentina (CSD & other)	7.5	4.0
Bolivia	13.5	10.1
Chile	1.0	0.4
Paraguay (beer)	14.7	5.7
Uruguay	3.0	0.1
Other	1.7	1.7

Total	91.5	46.1

Quilmes Industrial (Quinsa) S.A.
UNAUDITED CONSOLIDATED BALANCE SHEET — SUMMARY
(U. S. Dollars in millions)

	As of March 31st,
	2004	2003
ASSETS
Cash, Cash Equivalents and Government Securities	108.2	132.0
Inventories	85.8	76.4
Accounts receivable	29.2	30.5
Other Current Assets	30.7	36.0

Total Current Assets	253.9	274.9
Property, Plant and Equipment, Net	561.3	626.0
Goodwill	313.0	301.0
Long term cash investments	54.2	39.8
Other Assets	185.3	136.6

Total Assets	1,367.7	1,378.3
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-Term Bank Debt	55.9	296.3
Long-Term Bank Debt	234.2	78.8
Other Liabilities	175.3	176.3

Total Liabilities	465.4	551.4
Minority Interest	160.4	150.3
Shareholders’ Equity	741.9	676.6

Total Liabilities and Shareholders Equity	1,367.7	1,378.3